Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Equitrans Midstream Corporation for the registration of 30,018,446 Series A Perpetual Convertible Preferred Shares and underlying shares of common stock issuable upon conversion of the Series A Perpetual Convertible Preferred Shares and to the incorporation by reference therein of our report dated February 25, 2022, with respect to the financial statements of Mountain Valley Pipeline, LLC – Series A, included in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

July 7, 2023